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                                                                     Exhibit 3.6

         On September 12, 2003, the Board of Directors of Radiologix, Inc. adopted the following resolution to amend the Amended and Restated Bylaws:

         RESOLVED, that the second and third sentences of the first paragraph of
Article III, Section 2 of the Corporation's Bylaws regarding the composition of the Board be, and they hereby are, deleted, so that, as amended, Article III,
Section 2, reads in its entirety as follows:

                  Section 2. Number; Election; Tenure and Qualification. The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors or by the stockholders at an annual meeting of the stockholders provided that the number of directors shall be not less than four (4) nor more than nine (9). Except as provided in Section 3 of this Article III, the directors shall be elected at the annual meeting of the stockholders by a plurality vote of the shares represented in person or by proxy and each director elected shall hold office for a one year term or until his successor is elected and qualified unless he shall resign, become disqualified, disabled or otherwise removed. Directors need not be stockholders.